Contact

www.linkedin.com/in/
sharonsamjitsingh (LinkedIn)

Top Skills

Leadership
Technological Innovation
Business Development

Certifications

Certificate of Completion PharmStars' PharmaU for Digital Health StartUps: Comprehensive course on the biopharma industry

Risk Management Professional (PMI-RMP)

Project Management Professional (PMP)

Scheduling Professional (PMI-SP)

Honors-Awards

Winner

Finalist - NYS Business Plan Competition

Winner - Part of Team - FlixAcademy

Publications

Successful Negotiation of an EPC Euro 20 MM contract

Sharon Samjitsingh

CEO @ Health Care Originals | AI wearable for chronic respiratory care | Validated outcomes for asthma & COPD. Serial Deep Tech Builder, Growing High-Impact Businesses from Breakthrough Science

Rochester, New York, United States

Summary

I almost died 5 times from asthma. My parents and I did everything right. It wasn't enough. That experience, and watching my grandmother fully recover from stroke through home-based therapy, is why I built Health Care Originals. These diseases are personal. Our platform is built for scale. HCO is the only deployed Physical AI platform in healthcare. We capture real-world physiological signals no competitor has and act on them in real time. Validated outcomes. Signed contracts. Already scaling. We operate two proven beachheads on a single three-layer platform (Signals → Intelligence → Care): HCO Respiratory targets 50M Americans with asthma and COPD — a market generating $46B+ in avoidable costs annually. Members give us 4.7/5 starsHCO Neuro / Imago Rehab targets stroke survivors and neurological rehab patients. NPS of 95. I build deep tech companies that scale. Over a career spanning chemical engineering, large-scale capital projects, and technology commercialization, I've developed a rare combination of technical depth and commercial execution, taking hard science from concept to market, repeatedly, across sectors.If you're a payer, employer, or investor looking to reduce avoidable respiratory and/or neuro-rehab costs, let's talk.

Experience

Health Care Originals, Inc.

CEO & Co-Founder

June 2014 - Present (12 years 4 months)

Health Care Originals (HCO) provides market-leading digital health platforms across the entire continuum of respiratory care, serving the +600 million people with asthma and COPD, selling to those who need to reduce utilization and avoidable costs.

I Co-Founded and built HCO into a differentiated digital health company addressing asthma and COPD, conditions representing massive, underserved cost burdens for payers and employers.

Our moat is three-layered and compounding:
26 patents (issued + pending) and our proprietary wearable, ADAMM, is the only device continuously monitoring deep organ sounds in real life
4M+ proprietary data points used to train our AI Agent: AIDAH, a training set that no competitor can buy or replicate
Contracted distribution: +400,000 lives under cover

Imago Rehab
Chief Executive Officer
January 2026 - Present (9 months)
United States

Leading Imago Rehab's next phase of growth, bringing an innovative neurorehabilitation platform to patients across the United States.

Women Business Leaders of the US Health Care Industry Foundation (WBL)
Member
January 2023 - Present (3 years 9 months)

WBL Fellow. Premier network of senior executive women across the U.S. health care industry, focused on expanding C-suite and board representation.

For ClimateTech
Member of the Board of Advisors
February 2026 - Present (8 months)

Venture For ClimateTech is a non-profit global accelerator program.

NYSERDA
Entrepreneur in Residence
July 2023 - Present (3 years 3 months)

Providing strategic business, finance, and commercialization guidance to early-stage clean energy and climate tech companies across New York State, as part of the EIR program administered by Columbia Technology Ventures.

For ClimateTech
Entrepreneur in Residence
June 2023 - September 2025 (2 years 4 months)
United States

The global Venture For ClimateTech (V4C) program connects innovators with the tools, training, talent and the non-dilutive funding necessary to begin building a company around their impactful ClimateTech solution.
V4C is part of For ClimateTech, a global community of innovators, entrepreneurs, corporate partners and investors elevating ClimateTech founders soloving for the Climate Crisis.
Mentored and supported ClimateTech founders globally, helping them access tools, training, non-dilutive funding, and New York's innovation ecosystem to accelerate their path to market.

Sweetwater Energy

10 years

Director of Commercialization

June 2020 - May 2023 (3 years)
Rochester, New York Metropolitan Area

Led development, commercial deployment and program management for Sweetwater's disruptive Sunburst pretreatment technology, the world's first and most efficient biomass deconstruction technology to be deployed at scale. Drove optimization initiatives through design, installation, and commissioning alongside customers worldwide.

Program Manager

October 2015 - May 2020 (4 years 8 months)
Rochester, New York Metropolitan Area

Led development and global commercial deployment of the Sunburst proprietary pretreatment system, managing cross-functional teams and international commissioning projects.

Project Manager

June 2013 - September 2015 (2 years 4 months)
Rochester, New York Metropolitan Area

Partnered with engineering and demo plant teams to optimize systems and build project management frameworks for large-scale technology deployment.

University of Rochester

Graduate Student, Simon School of Business & Hajim School of Engineering

August 2012 - May 2013 (10 months)
Rochester, New York Area

MS in Technical Entrepreneurship and Management, 2013

The ANSA McAL Group

8 years 11 months

Group Projects Manager

December 2006 - July 2012 (5 years 8 months)

Port of Spain, Trinidad, W.I.

Oversaw a capital project portfolio totaling ~$150M.

Improved on-budget project performance from 50% to 90%.

Led a $50M brownfield/greenfield project: a fully automated 6-acre factory with 10 acres of site development. Delivered more than $1M in annualized manufacturing savings through process improvement initiatives; trained 115 employees in problem-solving, teaming, and presentations.

General Manager

September 2003 - November 2006 (3 years 3 months)

Longdenville, Trinidad

Managed the construction, installation, and commissioning of a $15M greenfield clay roof tile manufacturing facility and completed on budget and within 7 days of the original timeline. Named the first female General Manager in the conglomerate's then-123-year history.

Various Roles

Early Career

September 1993 - August 2004 (11 years)

Longdenville, Trinidad, W.I.

Process Engineer and QA Officer across Trinidad's petrochemical and manufacturing sectors, leading teams of 100+, including roles at Rubber & Chemicals Company Ltd. and Alstons Building Enterprises. Foundation in chemical engineering, production management, ISO certification, and process optimization. Also served as Part-Time Lecturer in Thermodynamics at Trinidad & Tobago Institute of Technology.

Education

University of Rochester

Master of Science (MS), Technical Entrepreneurship and Management

University of the West Indies, St. Augustine Campus

Bachelor of Science (BSc), Chemical & Process Engineering